(Translation)

To Whom It May Concern:

                                                                   June 23, 2006
                                                        Toyota Motor Corporation
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture

       Notice Concerning Granting Stock Options (Stock Acquisition Rights)
       -------------------------------------------------------------------

At a meeting held on June 23, 2006, the Board of Directors of Toyota Motor Corporation ("TMC") determined the details of the terms and conditions of the issuance of rights to subscribe for or purchase shares of TMC ("Stock Acquisition Rights"), without consideration, for the purpose of granting stock options, pursuant to Article 236, Article 238 and Article 239 of the Corporation Act, and a resolution at the 102nd Ordinary General Shareholders' Meeting of TMC, and we hereby inform you as follows.

The amount to be paid upon the exercise of Stock Acquisition Rights and other undetermined matters are to be determined by the date on which the Stock Acquisition Rights are allotted (which is currently scheduled on August 1, 2006).

1.  Reason for Issue of Stock Acquisition Rights without Consideration

    In order to enhance enthusiasm and raise morale of Directors, Managing Officers and employees, etc. of TMC and its affiliates, thereby improving business performance and contribute to the strengthening of TMC's international competitiveness.

2. Type and Number of Shares to be Issued or Transferred upon Exercise of Stock Acquisition Rights

    3,176,000 shares of common stock of TMC.

    Provided, however, that if the number of shares to be issued or transferred upon exercise of each Stock Acquisition Right is adjusted in accordance with 3 below, such number of shares to be issued or transferred shall be adjusted to the number obtained by multiplying the number of shares after adjustment by the total number of Stock Acquisition Rights to be issued.

3.  Total Number of Stock Acquisition Rights

    31,760

    The number of shares to be issued or transferred upon exercise of one (1) Stock Acquisition Right (the "Number of Shares Granted") shall be 100; provided, however, that if TMC splits its shares (including the allotment of common stock to shareholders without consideration; hereinafter the same shall apply) or consolidates its shares after the allotment date of the Stock Acquisition Rights, the Number of Shares Granted shall be adjusted according to the following formula.


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


        Number of shares         Number of shares            Ratio of split
                             =                          X
        after adjustment         before adjustment           (or consolidation)

    The adjustment above shall be made only to the unexercised rights remaining at the relevant time. If any fraction less than one (1) share arises as a result of such adjustment, such fraction shall be discarded.

4.  Number of Stock Acquisition Rights to be Granted and Number of Grantees
    Thereof


--------------------------------------- ---------------------------------------------- ----------------------------
                                                                                          Total Number of Stock
          Number of Grantees              Number of Stock Acquisition Rights to be      Acquisition Rights to be
              (persons)                              Granted per Grantee                         Granted
--------------------------------------- ---------------------------------------------- ----------------------------

--------------------------------------- ---------------------------------------------- ----------------------------
Directors/Managing                      Representative Directors, etc.:       400
Officers/Executive/Advisory             Senior Managing Directors:            300                19,300
Engineers of TMC                        Managing Officers:                    200
 (79 persons)                           Executive Advisory Engineers:         100
--------------------------------------- ---------------------------------------------- ----------------------------
Employees of TMC                        Senior General Managers and
(453 persons)                           General Managers:                     50                  9,900
                                        Senior Grade 1:                       20
--------------------------------------- ---------------------------------------------- ----------------------------
Directors and employees,                                                                          2,560
etc. of TMC's affiliates                                   20-100
(74 persons)
--------------------------------------- ---------------------------------------------- ----------------------------
Total (606 persons)                                           -                                  31,760
--------------------------------------- ---------------------------------------------- ----------------------------

The number of Stock Acquisition Rights to be allotted to each grantee (the "Number of Stock Acquisition Rights to be Allotted") shall be determined on the condition that the relevant grantee has submitted an application for subscription of Stock Acquisition Rights in a number equal to or exceeding the Number of Stock Acquisition Rights to be Allotted pursuant to Article 242, Paragraph 2 of the Corporation Act, and if the number of Stock Acquisition Rights the relevant grantee applies for subscription of is less than the Number of Stock Acquisition Rights to be Allotted, the allotted number shall be the number applied for by such grantee.

5.  Amount Paid for Issuance of Stock Acquisition Rights

    No payment of money shall be required for the Stock Acquisition Rights issued in accordance with the resolution of the meeting of the Board of Directors.

6.  Amount of Assets to be Paid upon Exercise of Stock Acquisition Rights

    The amount of assets to be paid upon exercise of each Stock Acquisition Right shall be the amount obtained by multiplying the amount to be paid per share issued or transferred upon exercise of Stock Acquisition Rights (the "Exercise Price") by the Number of Shares Granted. The Exercise Price shall be as follows.

    The amount obtained by multiplying the closing price of TMC's common stock in regular trading on the Tokyo Stock Exchange on the allotment date of the Stock Acquisition Rights (if there is no transaction made on that day, then the closing price of the latest date prior to

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


    the allotment date of the Stock Acquisition Rights on which a transaction was made) by 1.025, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen.

    In addition, the Exercise Price shall be adjusted as follows:

     (i) If TMC splits or consolidates its shares after the allotment date of the Stock Acquisition Rights, the Exercise Price shall be adjusted according to the following formula, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen.

                                                                     1
             Exercise Price          Exercise Price          -------------------
                after          =         before         X      Ratio of split
               adjustment              adjustment            (or consolidation)

     (ii) If TMC issues common stock or sells treasury stock of the common stock at a price below the market price after the allotment date of the Stock Acquisition Rights, the Exercise Price shall be adjusted according to the following formula, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen. However, no adjustment shall be made in the event that Stock Acquisition Rights are exercised.


                                                     Number of           Number of shares        Amount to be
 Exercise Price     =      Exercise Price    X      outstanding      +     newly issued     X   paid per share
after adjustment         before adjustment             shares           ---------------------------------------
                                                                                      Market price
                                                 --------------------------------------------------------------
                                                        Number of                       Number of shares
                                                    outstanding shares     +              newly issued


          "Number of outstanding shares" provided for in the above formula does not include the number of shares held by TMC as treasury stock, and in the case where the treasury stock is to be sold, "Number of shares newly issued" shall be read as "Number of shares of treasury stock to be sold."

     (iii)In the event that other classified stock is allotted without consideration to the common shareholders, shares of other company are delivered to the common shareholders as dividends, or in any other case similar thereto where an adjustment of the Exercise Price shall be required, in each case after the allotment date of the Stock Acquisition Rights, an appropriate adjustment shall be made to the extent reasonable.

7.  Allotment Date of the Stock Acquisition Rights

    August 1, 2006

8.  Exercise Period of the Stock Acquisition Rights

    From August 1, 2008 to July 31, 2014

9.  Conditions of Exercise of Stock Acquisition Rights

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


     (i)  Each Stock Acquisition Right may not be partially exercised.

     (ii) The grantee of the Stock Acquisition Rights must, at the time of the closing of the Ordinary General Shareholder's Meeting to be held for the last fiscal year ending within two (2) years after the closing of the 102nd Ordinary General Shareholders' Meeting of TMC, be a Director, Managing Officer or an employee, etc. of TMC or its affiliate to which he/she belongs at the time such right is granted.

     (iii)The grantee of the Stock Acquisition Rights may exercise his or her Stock Acquisition Rights for up to two (2) years after the grantee loses his or her position as a Director, Managing Officer or an employee, etc. of TMC or its affiliate to which the grantee belongs at the time such right is granted. However, if the grantee loses such position due to retirement or resignation for his or her own reasons, or removal from office or dismissal, the Stock Acquisition Rights will expire immediately.

     (iv) Stock Acquisition Rights may not be inherited.

     (v) Other exercise conditions shall be provided for in the contracts to be executed by and between TMC and the grantees of the Stock Acquisition Rights pursuant to the resolution of the 102nd Ordinary General Shareholders' Meeting and the resolution of a meeting of the Board of Directors.

10.    Events and Conditions of Acquisition of Stock Acquisition Rights by TMC

     Stock Acquisition Rights may be acquired by TMC without consideration on the day otherwise provided by the Board of Directors if a General Shareholders' Meeting approves an agendum on a merger agreement in which TMC is to be dissolved, or an agendum on a share exchange agreement or a share transfer by which TMC will become a wholly-owned subsidiary of another company.


11.    Restriction on Transfer of Stock Acquisition Rights

     Transfer of Stock Acquisition Rights shall be subject to an approval of the Board of Directors.

12. Matters concerning the Capital and Capital Reserve to be Increased due to the Issuance of Shares upon Exercise of Stock Acquisition Rights

      (i) Amount of capital to be increased due to the issuance of shares upon exercise of the Stock Acquisition Rights shall be half of the maximum amount of capital increase etc. which is calculated in accordance with Article 40, Paragraph 1 of the Corporation Accounting Regulations, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen.

      (ii) Amount of capital reserve to be increased due to the issuance of shares upon exercise of the Stock Acquisition Rights shall be an amount determined by subtracting the capital amount to be increased provided for in the immediately preceding paragraph (i) from the maximum amount of capital increase set forth in the immediately preceding paragraph (i).

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


13.    Handling of Fraction

     In the case where the number of shares to be issued or transferred to the grantee includes any fraction less than one (1) share, such fraction shall be rounded down.

[Reference]

(1) Date on which the Board of Directors resolved to propose the issuance of Stock Acquisition Rights to the Ordinary General Shareholders' Meeting

     May 10, 2006

(2) Date on which the issuance of Stock Acquisition Rights was adopted by the Ordinary General Shareholders' Meeting

     June 23, 2006

                                      # # #


    Contact: TMC, Public Affairs at 03-3817-9111~6 (Tokyo Head Office)
                                         0565-23-1520~4 (Head Office)
                                         052-952-3461~3 (Nagoya)

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